Exhibit 99.1

West Bancorporation, Inc. Employee
Savings and Stock Ownership Plan

Financial Report

December 31, 2006

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits,
December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits,
Year Ended December 31, 2006	3
Notes to Financial Statements	4 - 7

Supplemental Schedule
Schedule H - Part IV, Line 4i - Schedule of Assets (Held
at End of Year), December 31, 2006	8

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Participants
West Bancorporation, Inc. Employee Savings and Stock Ownership Plan
West Des Moines, Iowa

We have audited the accompanying statements of net assets available for benefits of West Bancorporation, Inc. Employee Savings and Stock Ownership Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of West Bancorporation, Inc. Employee Savings and Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in financial status for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa June 29, 2007	Title

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

ASSETS

Investments (Notes 4 and 7)	$18,931,555	$15,375,255

Receivables, employer contributions	525,297	392,773

Total assets	19,456,852	15,768,028

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$19,456,852	$15,768,028

See Notes to Financial Statements.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Dividends	$155,502
Net appreciation in fair value of investments (Note 4)	1,641,277	$1,796,779
Contributions:
Employer	797,807
Participants	750,700
Amounts rolled over from other plans	843,109	2,391,616
Other		90

Total additions		4,188,485

Deductions from net assets attributed to benefits paid to participants		499,661

Net increase		3,688,824

Net assets available for benefits:
Beginning of year		15,768,028

End of year		$19,456,852

See Notes to Financial Statements.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the West Bancorporation, Inc. Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility: The Plan is a defined contribution plan covering substantially all employees of West Bancorporation, Inc. (the Company). Employees of the Company are eligible to participate in the Plan upon completing three months of service and attaining age 21. To be entitled to employer contributions, a participant must be 21 or older and complete one year of service during the Plan year, defined by the Plan as 1,000 hours during the Plan year. Participants are entitled to employer contributions on the first day of the quarter following the participant becoming eligible. Participants are entitled to discretionary profit sharing contributions if actively employed on the last day of the Plan year, have been employed one year, and completed 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and investment options: Each year, participants may contribute up to 100% of pretax annual compensation as defined by the Plan, subject to qualified limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company, at its sole discretion, can provide matching and profit sharing contributions in amounts determined annually by the Company. The amounts contributed by the participants and the Company are deposited into one or more of 18 investment options at the participant’s discretion. Participants may change their allocation on a quarterly basis.

Participant accounts: Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company matching contribution, (b) the Company discretionary contribution and (c) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Prior to 2007, vesting in the Company’s matching contributions or discretionary contributions was based on years of completed service. Vesting begins after one year of service and a participant becomes 100% vested after six years of service. Beginning January 1, 2007, vesting in the Company’s matching contribution is immediate.

Payment of benefits: Participants (or the beneficiary, if the participant is deceased) will be eligible to receive their benefit on the earlier of retirement, death, disability or termination due to any other reason. If the benefit is less than $5,000, the participant receives the vested benefit in a lump sum amount. If the benefit is greater than $5,000, the participant may elect to receive the benefit as a lump sum or in installment payments.

Forfeited accounts: Forfeitures from nonvested accounts will be an additional employer contribution, if they occurred during 2006. During the year ended December 31, 2006, forfeitures for nonvested account balances that will be an additional employer contribution in 2007 totaled approximately $29,000. Beginning in 2007, forfeitures will reduce employer contributions.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of investments and income recognition: Investments are stated at fair value except for the Principal Stable Value Fund. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. The fair value of the Plan’s investment in the Company’s common stock is based on the quoted market price. Investments in common/collective trusts and pooled separate accounts are reported at the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the trusts or accounts. Principal Stable Value Fund is comprised of investment contracts valued at contract value as estimated by the trustee. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of benefits: Benefits are recorded when paid.

Accounting estimates and assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3.	Administrative Expenses

Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan or the Company.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 4.	Investments

The following table presents Plan investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005

Mutual fund, Fidelity Advisors Small-Cap T Fund	$1,306,671	$1,253,130
Common/collective trust, Principal Stable Value Fund	1,218,319	*
Pooled separate accounts:
Principal Large-Cap Stock Index Separate Account	1,279,693	1,049,731
Principal Lifetime Strategic Income Separate Account	*	862,175
Principal Partners Large-Cap Value Separate Account	2,372,867	1,905,167
Principal Partners Mid-Cap Value Separate Account	1,166,298	924,768
Principal Partners Small-Cap Value I Separate Account	1,040,104	873,673
Principal Partners International Separate Account	1,079,464	*
Common stock, West Bancorporation, Inc.	4,565,126	4,317,001

* Balance less than 5% of Plan’s net assets.

During the year ended December 31, 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Appreciation
in Fair Value

Mutual funds	$172,753
Common/collective trust	562
Pooled separate accounts	1,476,458
Common stock	(8,496)
$1,641,277

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6.	Income Tax Status

The IRS has determined and informed the Company, by letter dated April 6, 2006, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Notes to Financial Statements

Note 7.	Related-Party Transactions

The Plan held 256,756 and 230,856 shares of West Bancorporation, Inc.’s common stock as of December 31, 2006 and 2005, respectively, with a fair value of $4,565,126 and $4,317,001, respectively.

During the year ended December 31, 2006, the Plan had purchases of $419,792 and sales of $163,171 from the Company’s common stock. Dividend income from the Company’s common stock totaled $155,502.

Certain Plan investments are common/collective trusts and pooled separate accounts managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 8.	Reconciliation to Form 5500

The following table reconciles the dividends earned per the Form 5500 and the financial statements at December 31, 2006:

Dividends earned on common stock per Form 5500	$343,777
5% common stock dividend	(188,275)
Dividends earned per financial statements	$155,502

The following table reconciles the net appreciation in fair value of investments per the Form 5500 and the financial statements at December 31, 2006:

Unrealized appreciation of assets per Form 5500	$1,453,002
5% common stock dividend	188,275
Net appreciation in fair value of investments
per financial statements	$1,641,277

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan

Schedule of Assets (Held at End of Year)
December 31, 2006

	Number of
	Shares/Units or
Description	Principal Amount	Fair Value

Pooled separate accounts:
*Principal Government and High Quality Bond Securities
Separate Account	24,308	$489,276
*Principal Large-Cap Stock Index Separate Account	24,190	1,279,693
*Principal Lifetime Strategic Income Separate Account	54,105	788,327
*Principal Lifetime 2010 Separate Account	56,622	864,535
*Principal Lifetime 2020 Separate Account	30,700	490,315
*Principal Lifetime 2030 Separate Account	6,031	96,298
*Principal Lifetime 2040 Separate Account	12,584	204,115
*Principal Lifetime 2050 Separate Account	4,693	73,890
*Principal Partners Large-Cap Value Separate Account	142,389	2,372,867
*Principal Partners Mid-Cap Value Separate Account	63,717	1,166,298
*Principal U.S. Property Separate Account	813	497,847
*Principal Partners Large-Cap Growth II Separate Account	77,819	716,151
*Principal Partners Small-Cap Value I Separate Account	45,113	1,040,104
*Principal Partners International Separate Account	28,413	1,079,464

Common/collective trust, *Principal Stable Value Fund	78,053	1,218,319

Mutual funds:
American Century Vista Adv Fund	40,708	682,259
Fidelity Advisor Small-Cap T Fund	59,019	1,306,671

Common stock, *West Bancorporation, Inc.	256,756	4,565,126

		$18,931,555

* Represents a party-in-interest.